FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Messrs.,

Superintendencia del Mercado de Valores – SMV

Present. -

Reference:  Relevant Information Communication

Dear Sirs:

In accordance to what is established by the Regulation for Relevant Information Communications and Reserved Information, we hereby report the following:

1.
Today, Graña y Montero S.A.A (hereinafter “the Company”) has become aware through the media of a request made by the State Attorney (Procuraduría Pública Ad Hoc) to initiate investigations against several companies that participated jointly with the Odebrecht Group in the IIRSA project – Peru Brazil tranche 2 and 3 (Proyecto Corredor Vial Interoceánico Sur – Perú Brasil tramos 2 y 3), and their respective representatives, for the alleged commission of the crime of collusion against the Peruvian Government. This request, as it is of public knowledge, includes the company Graña y Montero as well as its former director, for having participated, as minority non-controlling partners, in said project.

2.
Therefore, in order to provide more transparency to the market, we hereby clarify that the request made by the State Attorney must be evaluated by the District Attorney (Public Ministry), who has to determine whether or not initiates a preliminary investigation, in accordance with applicable laws. As of the date of this communication, no person or company linked to the Graña y Montero Group has been formally notified by the Public Ministry of having been included in an investigation.

3.
Without prejudice of the above, the Graña y Montero group reiterates its commitment to comply with all legal regulations and to actively cooperate with the authorities in any investigation initiated under the provisions of applicable laws.

Sincerely,

____________________

/s/  Luis Díaz Olivero

Chief Executive Officer

Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

Date: May 16, 2017